Exhibit 99.2

Management’s Discussion and Analysis

Introduction

This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company” or “we,” “us,” or “our”) financial performance for the three months ending March 31, 2021, should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three months ended March 31, 2021 (“Financial Statements”); (ii) our audited annual consolidated financial statements for the year ended December 31, 2020, which are presented in Canadian dollars; and (iii) our related 2020 annual MD&A (“2020 Annual MD&A”).

Unless otherwise indicated, the financial information contained in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A uses various Non-IFRS measures, including “Adjusted EBITDA”, “available liquidity”, and “total and net debt to total capital ratio”. An advisory with respect to the use of these Non-IFRS measures is set out in the section titled “Non-IFRS Measures”.

This MD&A includes statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws. Please refer to the cautionary note entitled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact on these forward-looking statements. Readers are also referred to the “Risks and Uncertainties” discussion contained in the Company’s 2020 Annual MD&A and the “Risk Factors” in our final base shelf prospectus dated April 12, 2021 (“Base Shelf Prospectus”). This information has been filed with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”). You may access this information on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated and reflect the change in our functional and reporting currency to the U.S. dollar effective February 1, 2021. Select unaudited historical financial information in U.S. dollars is available on our website at www.westfraser.com. This historical financial information presents selected financial information derived from our historical financial statements which have been presented in Canadian dollars for financial periods through to our year ended December 31, 2020.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.

This MD&A uses the following terms as described in our most recent Annual Information Form: “SPF” (spruce/pine/balsam fir lumber), “SYP” (southern yellow pine lumber), “OSB” (oriented strand board), “MDF” (medium-density fibreboard), “LVL” (laminated veneer lumber), “BCTMP” (bleached chemithermomechanical pulp), and “NBSK” (northern bleached softwood kraft pulp). Defined acronyms include: “U.K.” (United Kingdom); “U.S.” (United States); “NA” (North America); “NA EWP” (North America engineered wood products), “EWP” (engineered wood products); “ADD” (antidumping duty); “USDOC” (United States Department of Commerce); “USITC” (United States International Trade Commission); “CVD” (countervailing duty); “AR” (administrative review); “POI” (period of investigation); “NCIB” (normal course issuer bid); “TSX” (Toronto Stock Exchange); “NYSE” (New York Stock Exchange); “Acquisition” (February 1, 2021 Norbord Acquisition); “2023 Notes” (Norbord Inc.’s 6.25% senior notes due April 2023); “2027 Notes” (Norbord Inc.’s 5.75% senior notes due July 2027).

The information in this MD&A is as at May 6, 2021, unless otherwise indicated.

Our Business and Strategy

West Fraser is a diversified wood products company producing lumber, OSB, LVL, MDF, plywood, particleboard, pulp, newsprint, wood chips, other residuals and energy with facilities across Canada, in the United States and in Europe. As a result of our acquisition of Norbord on February 1, 2021, we are now a leading producer of OSB. In addition to OSB, Norbord manufactures particleboard, MDF and related value-added products. Our business is now comprised of 33 lumber mills, 14 OSB facilities, six renewable energy facilities, five pulp and paper mills, three plywood facilities, three MDF facilities, two particleboard facilities, one LVL facility, one treated wood facility, and one veneer facility. We employ approximately 11,000 people.

Our goal at West Fraser is to generate strong financial results through the business cycle, relying on our committed workforce, the quality of our assets and our well-established people and operating culture. This culture emphasizes cost control in all aspects of the business and operating in a financially conservative and prudent manner.

The North American wood products industry is cyclical and periodically faces difficult market conditions and serious challenges. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for both new construction and repair and renovation spending. Most of our revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, Pounds Sterling and Euros, exchange rate fluctuations of the Canadian dollar, Pound Sterling and Euro against the United States dollar are anticipated to be a significant source of earnings volatility for us.

We believe that maintaining a strong balance sheet and liquidity profile, along with our investment grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to continually reinvest in our operations, across all market cycles, to maintain a leading cost position and prudently return capital to shareholders. We believe that maintaining a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities and is a key tool in managing our business over the long term. Our earnings over the business cycle have enabled us to make significant and ongoing capital investments in our facilities with the goal of achieving, maintaining or improving an overall low-cost position.

Change in Functional and Reporting Currency

West Fraser has determined that as a result of the acquisition of Norbord Inc. (the “Acquisition”), the functional currency of our Canadian operations has changed from the Canadian dollar (“CAD”) to the United States dollar (“USD”). Management considered a variety of factors when making this decision. The most significant being an increase in the levels of sales made in U.S. dollars, a portion of operating expenses are incurred in U.S. dollars, and increased levels of U.S. dollar financing from the Acquisition.

Concurrent with the change in functional currency, we also changed our reporting currency from Canadian dollars to U.S. dollars. This change in reporting currency is to better reflect the Company’s business activities, following the increased presence in the U.S. as a result of the Acquisition and in connection with the listing of West Fraser’s common shares on the NYSE on February 1, 2021.

A change in functional currency is applied prospectively and must be based on a change in economic facts, events and conditions. In contrast, a change in reporting currency requires retroactive restatement. Both changes have specific transition rules under International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

As at and for the year ended December 31, 2020, and all prior periods the functional and reporting currency of the Company was the Canadian dollar as described in our audited annual consolidated financial statements. The currency remeasurement of West Fraser results applied the IAS 21 transitional rules.

To prepare our December 31, 2020 and January 1, 2020 consolidated balance sheets, all assets and liabilities were translated into U.S. dollars at the closing exchange rate on December 31, 2020 and December 31, 2019. Equity items were retroactively restated at historical exchange rates to give effect to the change in reporting currency. The accounting policy used to translate the equity items prior to 2020, was to use the annual average exchange rate for each equity transaction that occurred in the year. For 2020, equity items were translated quarterly using the average exchange rate for each quarter.

To prepare our 2020 consolidated statement of earnings, all revenues and expenses were translated into U.S. dollars at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results. To prepare our 2020 consolidated statement of cash flow, all items were translated into U.S. dollars at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results.

These Financial Statements should also be read in conjunction with our 2020 annual MD&A and annual audited consolidated financial statements, which are presented in Canadian dollars. Select unaudited historical financial information in U.S. dollars is available on our website at www.westfraser.com.

Norbord Acquisition

On February 1, 2021, we acquired all of the outstanding shares of Norbord Inc. (“Norbord”). According to the terms of the Acquisition, Norbord shareholders received 0.675 of a West Fraser share for each Norbord share held (the “Exchange Ratio”). The result was the issuance of 54,484,188 Common shares of West Fraser at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million. The price per share is based on the West Fraser share’s closing price as listed on the TSX on January 29, 2021, and a CAD/USD exchange rate of 0.7798.

The Acquisition includes five OSB mills in Canada, seven OSB mills in the U.S., one OSB mill, one MDF plant, and two particleboard plants in the United Kingdom (“U.K.”), one OSB mill in Belgium, and their related corporate offices.

We have incorporated the North American operations of Norbord into our Panels segment and renamed that segment North America Engineered Wood Products (“NA EWP”). This segment includes the results from North American operations for OSB, plywood, MDF, and LVL. In addition, we have identified a Europe EWP segment, which includes the results from the U.K. and Belgium operations for OSB, MDF and particleboard. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes. The EWP segments incorporate the operations and results of the Norbord operations effective from February 1, 2021.

The acquisition of Norbord by West Fraser constitutes a business combination under IFRS 3, Business Combinations, with West Fraser as the acquirer. We have applied purchase price accounting to the Acquisition resulting in a significant increase from the historical cost base of Norbord and $1,374 million of goodwill. The purchase price allocation is a preliminary estimate which is expected to be finalized by year-end. Purchase price accounting also impacted first-quarter results for the two EWP segments, as discussed in the relevant segments below. Factors contributing to goodwill include the Norbord workforce, assets that are geographically complementary to our existing facilities and offer close access to large markets and timber baskets. The Acquisition also provides increased scale and geographic diversification of manufacturing and markets. This was a rare opportunity to acquire an OSB producer with meaningful capacity, high-quality employees and facilities and a complementary strategy and culture. Note 3 to our Financial Statements provides details on the purchase price allocation.

The following tables represent Norbord’s actual results included in our statement of earnings and the proforma results of operations for the three months ended March 31, 2021, assuming the transaction occurred on January 1, 2021, and including purchase price accounting for the Acquisition.

Norbord Results

($ millions except as otherwise indicated)
	Norbord Results for February 1 to March 31, 2021[1]
Sales	707
Operating earnings	218	[2]
Earnings	160	[2]

1.	Represents the results of the Norbord operations since the acquisition date that are included in our Q1-21 results.
2.

Includes purchase price accounting impact of $93 million expense for the one-time inventory adjustment in cost of products sold and $41 million expense for amortization. Earnings was further impacted by a $3 million recovery for finance expense and the related tax impact on these items.

Proforma Q1-21 Results

($ millions except as otherwise indicated)
	West Fraser Actual Results Q1-21		Norbord Proforma Results[1] Jan-21		West Fraser Proforma Results[1] Q1-21
Sales	2,343		277		2,620
Operating earnings	879	[2]	115	[3]	994	[4]
Earnings	665	[2]	86	[3]	751	[4]

1.

These unaudited proforma results have been provided as required per IFRS 3 - Business Combinations. West Fraser proforma Q1-21 presents West Fraser’s results as if the Acquisition was completed on January 1, 2021.

2.

Operating earnings includes purchase price accounting impact of $93 million expense for the one-time inventory adjustment in cost of products sold and $41 million expense for amortization. Earnings was further impacted by a $3 million recovery for finance expense and the related tax impact on these items.

3.

Operating earnings includes purchase price accounting impact of $18 million expense for amortization. Earnings was further impacted by a $1 million recovery for finance expense and the related tax impact on these items.

4.	Includes purchase price accounting per footnote 2 and 3.

Recent Developments

Markets

In North America, changes in new home construction activity levels in the U.S. are a significant driver of volatility in lumber and OSB demand, and activity continued to strengthen through most of the quarter. Canadian new home construction also improved. Construction activities coupled with elevated home improvement repair and remodelling demand led to increased pricing for most of our building products during the quarter.

According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.74 million units in March, with permits issued averaging 1.77 million units, the highest level since 2006. We believe the increased activity is supported by low mortgage rates, low availability of homes for sale, and an extended period of delayed building following the financial crisis as well as changes in home ownership trends stemming from the COVID-19 pandemic, including a movement towards working from home arrangements.

Summary Information

($ millions except as otherwise indicated)
	Q1-21[1]	Q4-20	Q1-20
Earnings
Sales	2,343	1,294	890
Cost of products sold	(1,039)[2]	(686)	(630)
Freight and other distribution costs	(181)	(139)	(125)
Export duties, net	(37)	36	(26)
Amortization	(122)	(54)	(52)
Selling, general and administration	(78)	(52)	(41)
Equity-based compensation	(7)	(4)	(7)

Operating earnings	879	395	9
Finance expense	(13)	3	(12)
Other	4	(13)	9
Tax recovery (expense)	(205)	(103)	3

Earnings	665	282	9

Adjusted EBITDA[3,4]	1,008 [2]	453	68

1.	The results of the operations of Norbord from the date of the Acquisition of February 1, 2021 are included in West Fraser’s financial results.
2.	Cost of products sold was increased and Adjusted EBITDA decreased by a one-time charge of $93 million related to inventory purchase price accounting.
3.	See section “Non-IFRS Measures” in this MD&A.
4.	Effective January 1, 2021, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA.

Selected Quarterly Information

($ millions except earnings per share (“EPS”) amounts which are in $)
	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20	Q4-19	Q3-19	Q2-19
Sales	2,343	1,294	1,268	921	890	855	901	984
Earnings	665	282	262	35	9	(32)	(34)	(44)
Basic EPS	6.96	4.09	3.82	0.51	0.13	(0.46)	(0.50)	(0.64)
Diluted EPS	6.96	4.09	3.82	0.51	(0.09)	(0.46)	(0.55)	(0.69)

Discussion & Analysis of Non-Operational Items

Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”), all of which have been partially hedged by an equity derivative contract. The Plans include those equity-based plans assumed from Norbord as part of the Acquisition. Most of the Plans and our equity derivative contract are fair valued at each quarter-end, and the resulting expense or recovery is recorded over the vesting period. The assumed Norbord share purchase option plans were fair valued at the Acquisition date, and the resulting expense of any unvested options will be recorded into earnings over the remaining vesting period without any further fair value adjustments. For those Plans that are fair valued at each quarter-end, our models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.

Finance expense was higher than the previous quarter due to the additional interest incurred on the Norbord senior notes for the two months following the Acquisition and the interest income recognized in the previous quarter relating to the excess export duty deposits from the first AR (“AR1”). The section below titled “Capital Structure and Liquidity” includes details on the Norbord senior notes. Finance expense was comparable to the first quarter of 2020 despite the interest on the Norbord Notes as our revolving loan borrowings were higher in the first quarter of 2020.

Effective February 1, 2021, our Canadian operations functional currency changed from Canadian dollars to U.S. dollars. From that date forward, any change in the value of the U.S. dollar relative to the value of the Canadian dollar results in the revaluation of our Canadian dollar-denominated monetary assets and liabilities. The currency revaluations are recorded in other income.

At the same time, we retroactively changed our reporting currency from Canadian dollars to U.S. dollars. The change of reporting currency resulted in a currency remeasurement of prior period results. Fiscal 2020’s revenues and expenses were translated into U.S. dollars at the average exchange rate, with no adjustments to the measurement of or accounting for previously reported results.

Additional details on West Fraser’s conversion to U.S. dollars can be found under the title “Change in Functional and Reporting Currency.” Other income included an exchange loss of $6 million for the current quarter, compared to a loss of $16 million in the previous quarter and a gain of $14 million in the first quarter of 2020.

As part of the Acquisition, we acquired operations in the U.K. and Belgium, so any change in the value of the British Pound or Euro relative to the value of the U.S. dollar results in the revaluation of our European EWP operations assets and liabilities. The revaluation of our European operations into U.S. dollars is reported in other comprehensive earnings.

The current quarter results include an income tax expense of $205 million, compared to $103 million in the previous quarter, and a recovery of $3 million in the first quarter of 2020. The effective tax rate was 24% in the current quarter compared to 27% in the previous quarter and 50% in the first quarter of 2020. Note 11 to the Financial Statements provides a reconciliation of income taxes calculated at the statutory rate to the income tax expense.

Discussion & Analysis by Product Segment

Lumber Segment

($ millions unless otherwise indicated)
	Q1-21	Q4-20	Q1-20
Lumber Segment Earnings
Sales
Lumber	1,198	915	547
Wood chips and other residuals	70	69	67
Logs and other	32	26	29

	1,300	1,010	643
Cost of products sold	(490)	(487)	(453)
Freight and other distribution costs	(91)	(97)	(82)
Export duties, net	(37)	36	(26)
Amortization	(39)	(40)	(39)
Selling, general and administration	(36)	(37)	(29)

Operating earnings	607	385	14
Finance expense	(5)	6	(9)
Other	7	(8)	12

Earnings before tax	609	383	17

Adjusted EBITDA[1,2]	646	425	53

SPF (MMfbm)
Production	838	810	793
Shipments	748	840	699
SYP (MMfbm)
Production	685	692	708
Shipments	641	711	727

1.	See section “Non-IFRS Measures” in this MD&A.
2.	Effective January 1, 2021, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA.

Sales and Shipments

Lumber sales increased compared to the previous quarter and first quarter of 2020 due to higher product pricing. Lower shipment volumes only partially offset this increase.

Shipment volumes during the quarter were negatively impacted by seasonal railcar shortages in Canada and a period of extreme winter conditions in the U.S. South. The weather events in the U.S. South also interrupted activity in the supply chain and it took a period of time for orders and shipments to return to levels prior to the interruptions. SPF shipments in the first quarter of 2020 were impacted by rail line blockades and lower demand at the end of the quarter due to COVID-19 related market conditions.

Lumber price increases resulted in a $420 million increase in Adjusted EBITDA compared to the previous quarter and $684 million compared to the first quarter of 2020. Lower shipment volumes decreased Adjusted EBITDA by $85 million compared to the previous quarter and $23 million compared to the first quarter of 2020.

We ship SPF to several export markets, while our SYP sales are almost entirely in the U.S. U.S. destined SPF shipments were lower in line with reduced overall SPF shipments and remained a consistent percentage of total sales. Demand for lumber in China fluctuated significantly throughout 2020, creating variations in quarterly comparisons.

SPF Sales by Destination

(MMfbm)
	Q1-21	Q4-20	Q1-20
U.S.	474	567	449
Canada	179	177	132
China	60	64	87
Other	35	32	31

	748	840	699

Costs and Production

Manufacturing costs increased due to increased SPF log costs, and to a lesser degree, increased SYP log costs. The U.S. South also had increased expenditures related to the extreme winter conditions and increased employee costs associated with managing through COVID-19 impacts. B.C. log costs have been rising due to fibre shortages, which has increased competition for logs available through the B.C. Timber Sales log market. The portion of SPF stumpage costs tied to the price of lumber have also increased. Alberta’s stumpage system for logs is correlated to published lumber prices with a short time lag. B.C.’s stumpage system is tied to publicly auctioned timber harvesting rights and published lumber prices, but with a longer time lag. Increased costs resulted in a decrease in Adjusted EBITDA of $51 million compared to the previous quarter and $54 million compared to the first quarter of 2020.

Freight and other distribution costs generally trended with the changes in shipment volumes.

In 2020, we implemented some temporary production curtailments in response to low demand related to COVID-19. The result was a decrease of 30 MMfbm of SPF and 20 MMfbm of SYP production. There were no significant curtailments in the current or the previous quarter, although the extreme winter conditions in the U.S. South negatively impacted output for a short period at a few locations.

Selling, general, and administration costs were higher than the first quarter of 2020, primarily due to higher variable employee compensation. Variable employee compensation was similar to the previous quarter.

Export duties were significantly higher than the comparative periods, primarily due to increased lumber pricing and the $95 million duty recovery recorded in the previous quarter. Duty expense was also impacted by the changing duty rates, as described in the footnotes of the table below. The West Fraser estimated ADD rate for the current quarter is higher than the cash deposit rate primarily due to currency and product price fluctuations and shipment timing in volatile markets, leading to unexpected variations in duties. The duty recovery recognized in the previous quarter was related to the finalization of the duty rates for AR1.

Duty impact on earnings

($ millions)
	Q1-21	Q4-20	Q1-20
Cash deposits[1]	(29)	(54)	(32)
Adjust to West Fraser Estimated ADD rate[2]	(8)	(5)	6

Effective duty expense for period[3]	(37)	(59)	(26)
Duty recovery attributable to AR1[4]	—	95	—

Duty recovery (expense)	(37)	36	(26)

Interest income on duty deposits attributable to West Fraser Estimated rate adjustments	—	—	—
Interest income on the AR1 duty deposits receivable[5]	1	11	—

Interest income on duty deposits	1	11	—

1.	Represents combined CVD and ADD cash deposit rate of 8.97% for Q1-21, 23.56% from October 1, 2020 to November 30, 2020, and 8.97% from December 1 to December 31, 2020, and 23.56% for Q1-20.
2.	Represents adjustment to West Fraser Estimated ADD rate of 3.77% for Q1-21, 3.40% for Q4-20 and 0.77% for Q1-20.
3.

The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 11.34% for Q1-21, 21.39% from October 1 to November 30, 2020, 10.97% from December 1 to December 31, 2020, and 18.76% for Q1-20.

4.	$95 million represents the true-up to the final AR1 duty rates for the 2017 and 2018 POI.
5.	Represents interest income accrued on the $95 million duty deposit receivable.

As a consequence of the items discussed above, the Adjusted EBITDA increased by $221 million compared to the previous quarter and by $593 million compared to the first quarter of 2020. The following table shows the Adjusted EBITDA variance for each comparative period. Starting this quarter and for all comparative periods, duties are no longer excluded from the definition of Adjusted EBITDA.

Adjusted EBITDA

($ millions)
	Q4-20 to Q1-21	Q1-20 to Q1-21
Adjusted EBITDA - comparative period	425	53
Price	420	684
Volume	(85)	(23)
Change in export duties	22	(11)
Export duty adjustment for AR1	(95)	—
Changes in costs	(51)	(54)
Other	10	(3)

Adjusted EBITDA - current period	646	646

Discussions on finance expense are included under the section “Discussion & Analysis of Non-Operational Items” in this MD&A. The Lumber segment finance expense for the previous quarter is net of $11 million of interest income related to the AR1 duty rate’s finalization as discussed under the section “Softwood Lumber Dispute” below.

Fluctuations in other income were mostly due to foreign exchange revaluations on our Canadian operation’s Canadian dollar monetary assets and liabilities.

Softwood Lumber Dispute

On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Developments in CVD and ADD rates

On April 24, 2017, the USDOC issued its preliminary determination in the CVD investigation, and on June 26, 2017, the USDOC issued its preliminary determination in the ADD investigation. On December 4, 2017, the duty rates were revised. On November 24, 2020, the USDOC finalized these rates based on its first AR of the first POI as listed below.

Effective November 30, 2020 for ADD and December 1, 2020 for CVD, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD and 1.40% for ADD.

The respective Cash Deposit Rates, the AR1 Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR1 Final Rate[3] (24-Nov-20)
AR1 POI
April 28, 2017 - August 24, 2017[1]	24.12%	6.76%
August 25, 2017 - December 27, 2017[1]	—	—
December 28, 2017 - December 31, 2017[2]	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	n/a	[5]
AR3 POI
January 1, 2020 - November 30, 2020	17.99%	n/a	[6]
December 1, 2020 - December 31, 2020[4]	7.57%	n/a	[6]
AR4 POI
January 1, 2021 – March 31, 2021	7.57%	n/a	[7]

1.

On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.

2.	On December 4, 2017, the USDOC revised our CVD Cash Deposit Rate effective December 28, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary CVD rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective December 1, 2020, shipments from Canada to the U.S. were subject to the new Cash Deposit rate of 7.57% for CVD.
5.	The CVD rate for the AR2 POI will be adjusted when AR2 is complete and the USDOC finalizes the rate, which is not expected until 2021.
6.	The CVD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until 2022.
7.	The CVD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.

Effective dates for ADD	Cash Deposit Rate	AR1 Final Rate[3] (24-Nov-20)		West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017[1]	6.76%	1.40%		1.46%
December 4, 2017 - December 31, 2017[2]	5.57%	1.40%		1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%		1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	n/a	[5]	4.65%
AR3 POI
January 1, 2020 - November 29, 2020	5.57%	n/a	[6]	3.40%
November 30, 2020 - December 31, 2020[4]	1.40%	n/a	[6]	3.40%
AR4 POI
January 1, 2021 - March 31, 2021	1.40%	n/a	[7]	3.77%

1.	On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.	On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary ADD Rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective November 30, 2020, shipments from Canada to the U.S. were subject to the new Cash Deposit Rate of 1.40% for ADD.
5.	The ADD rate for the AR2 POI will be adjusted when AR2 is complete and the USDOC finalizes the rate, which is not expected until 2021.
6.	The ADD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until 2022.
7.	The ADD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.

Accounting policy for duties

The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and the same calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits and export duty expense is recorded on our balance sheet as export duty deposits receivable, along with any true-up adjustments to finalized rates.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable based on this rate and will record an interest expense if the balance becomes a liability.

AR2, AR3, and AR4

The preliminary rates for AR2 (POI January 1 to December 31, 2019) are expected in the second quarter of 2021 and rates finalized by the fourth quarter. AR3 (POI January 1 to December 31, 2020) commenced in April 2021, and the rates are expected to be finalized sometime in 2022. AR4 (POI January 1 to December 31, 2021) is expected to commence in 2022 with the results finalized in 2023. We have been selected as a mandatory respondent for AR3, which will result in West Fraser continuing to be subject to a company-specific rate.

Appeals

Our 2020 annual MD&A included in our 2020 Annual Report includes details on Softwood Lumber Dispute appeals.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

North America Engineered Wood Products (“NA EWP”) Segment

($ millions unless otherwise indicated)
	Q1-21	Q4-20	Q1-20
NA EWP Segment Earnings
Sales
OSB	595	—	—
Plywood, LVL and MDF	180	147	99
Wood chips, logs and other	6	4	5

	781	151	104
Cost of products sold	(364)	(86)	(82)
Freight and other distribution costs	(48)	(11)	(11)
Amortization	(54)	(4)	(3)
Selling, general and administration	(16)	(6)	(5)

Operating earnings	299	44	3
Finance expense	(1)	(1)	(1)
Other	—	(1)	—

Earnings before tax	298	42	2

Adjusted EBITDA[1]	353	48	6

OSB (MMsf 3/8” basis)
Production	1,025	—	—
Shipments	1,010	—	—
Plywood (MMsf 3/8” basis)
Production	202	200	198
Shipments	191	197	192
MDF (MMsf 3/4” basis)
Production	55	55	55
Shipments	57	52	54
LVL (Mcf)
Production	572	569	494
Shipments	563	573	485

1.	See section “Non-IFRS Measures” in this MD&A. Q1-21 Adjusted EBITDA was decreased by a one-time charge of $86 million related to inventory purchase price accounting.

Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations. Our operations and financial results up to February 1, 2021 only reflect activities associated with West Fraser’s Panels segment without incorporating the pre-February 1, 2021 North American operations and results of Norbord. Subsequent to February 1, 2021, our operations and financial results reflect the consolidated activities and operations of West Fraser and Norbord, including incorporating the North American operations of Norbord into our NA EWP segment.

Sales and Shipments

Sales increased due to the addition of our OSB operations from the date of the Acquisition and higher plywood pricing relative to the comparative periods. The plywood, MDF and LVL price variance increased Adjusted EBITDA by $35 million compared to the previous quarter and $77 million compared to the first quarter of 2020.

Plywood shipment volumes were impacted by the weather-related railcar shortages but to a lesser extent than SPF lumber.

Costs and Production

All of our operating expenses increased due to the addition of the OSB operations.

Purchase price accounting increased our OSB cost of products sold by $86 million and Norbord’s pre-acquisition amortization by $29 million. Accounting standards require acquired inventory to be valued at fair value, which is represented by the estimated selling price, less the sum of (a) the costs of disposal, and (b) a reasonable profit allowance for the completing and selling effort, based on the profit for similar finished goods. Property, plant, and equipment assets were valued at depreciated replacement cost to represent fair value. The customer list intangible asset related to our North America operations will be amortized over 10-years and is based on a valuation model prepared by an independent valuation firm. The purchase price allocation is a preliminary estimate which is expected to be finalized by year-end.

Increased resin costs negatively impacted our OSB operating results and increased wood costs in B.C., Alberta, and Ontario increased our EWP group costs. B.C. purchased log costs increased due to fibre shortages, and B.C., Ontario, and Alberta stumpage costs increased due to higher fees tied to published product prices as discussed in our Lumber segment. Extreme weather in the U.S. South negatively impacted OSB production and increased operating costs due to the unscheduled weather-related downtime.

As a consequence of the items discussed above, the Adjusted EBITDA increased by $305 million compared to the previous quarter and by $347 million compared to the first quarter of 2020. The following table shows the Adjusted EBITDA variance for each comparative period after reclassifying the results of our NA OSB result into one line as the results are not included in the comparative periods. The other variances are only for plywood, LVL, and MDF.

($ millions)
	Q4-20 to Q1-21	Q1-20 to Q1-21
Adjusted EBITDA - comparative period	48	6
Price	35	77
OSB Adjusted EBITDA since the date of Acquisition[1]	280	280
Volume	(3)	—
Changes in costs	(10)	(10)
Other	3	—

Adjusted EBITDA - current period	353	353

1.	Includes $86 million of inventory fair value adjustments from purchase price accounting (see above).

Discussions on finance expense are included under the section “Discussion & Analysis of Non-Operational Items” in this MD&A.

Pulp & Paper Segment

($ millions unless otherwise indicated)
	Q1-21	Q4-20	Q1-20
Pulp & Paper Segment Earnings
Sales	177	159	165
Cost of products sold	(125)	(139)	(117)
Freight and other distribution costs	(33)	(31)	(32)
Amortization	(9)	(8)	(8)
Selling, general and administration	(8)	(9)	(8)

Operating earnings	2	(28)	—
Finance expense	(2)	(2)	(2)
Other	1	(3)	3

Earnings before tax	1	(33)	1

Adjusted EBITDA[1]	11	(20)	8

BCTMP (Mtonnes)
Production	159	156	166
Shipments	156	167	163
NBSK (Mtonnes)
Production	117	103	116
Shipments	120	112	117
Newsprint (Mtonnes)
Production	27	29	24
Shipments	28	29	28

1.	See section “Non-IFRS Measures” in this MD&A.

The Pulp & Paper segment includes our NBSK, BCTMP, and newsprint businesses.

Sales and Shipments

Sales increased compared to the previous quarter and the first quarter of 2020 primarily due to higher NBSK prices. Lower newsprint prices for all comparative periods partially offset the increase. The price variance resulted in a $19 million increase in Adjusted EBITDA compared to the previous quarter and a $15 million increase compared to the first quarter of 2020.

Production

The cost of products sold was impacted by maintenance cost spending and increased energy costs compared to the previous and first quarter of 2020. The previous quarter was the major maintenance shutdown for our Hinton NBSK mill, resulting in increased maintenance expenses. The increase in maintenance costs compared to the first quarter of 2020 was partially related to increased contractor usage to address reliability issues at two of our pulp mills. Fibre costs increased compared to the first quarter of 2020, with increased NBSK pricing as the chip formula is tied to NBSK pricing. High power prices in Alberta led to some power mitigation curtailments at our Slave Lake BCTMP mill during periods of extreme cold in the winter.

Freight and other distribution costs generally trended with the changes in shipment volumes.

As a consequence of the items discussed above, the Adjusted EBITDA increased by $31 million compared to the previous quarter and by $3 million compared to the first quarter of 2020. The following table shows the Adjusted EBITDA variance for each comparative period.

Adjusted EBITDA

($ millions)
	Q4-20 to Q1-21	Q1-20 to Q1-21
Adjusted EBITDA - comparative period	(20)	8
Price	19	15
Volume	—	—
Changes in costs	9	(13)
Other	3	1

Adjusted EBITDA - current period	11	11

Fluctuations in other income were due to foreign exchange revaluations on our Canadian operation Canadian dollar-denominated monetary assets and liabilities.

Europe Engineered Wood Products Segment

($ millions unless otherwise indicated)
	Q1-21	Q4-20	Q1-20
Europe EWP Segment Earnings
Sales	112	—	—
Cost of products sold	(87)	—	—
Freight and other distribution costs	(9)	—	—
Amortization	(17)	—	—
Selling, general and administration	(5)	—	—

Operating earnings	(6)	—	—
Finance expense	—	—	—
Other	—	—	—

Earnings before tax	(6)	—	—

Adjusted EBITDA[1]	11	—	—

OSB (MMsf 3/8” basis)
Production	204	—	—
Shipments	226	—	—
MDF (MMsf 3/8” basis)
Production	60	—	—
Shipments	60	—	—
Particleboard (MMsf 3/8” basis)
Production	94	—	—
Shipments	74	—	—

1.	See section “Non-IFRS Measures” in this MD&A. Q1-21 Adjusted EBITDA was decreased by a one-time charge of $7 million related to inventory purchase price accounting.

Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations effective from the February 1, 2021, acquisition date.

Sales prices for the OSB, MDF and particleboard in the European operations are not as volatile as those in the North American market due to longer-term customer contract pricing.

Purchase price accounting increased our cost of products sold by $7 million and Norbord’s pre-acquisition amortization by $12 million. Accounting standards require acquired inventory to be valued at fair value, which is represented by the estimated selling price, less the sum of (a) the costs of disposal, and (b) a reasonable profit allowance for the completing and selling effort, based on the profit for similar finished goods. Property, plant, and equipment assets were valued at depreciated replacement cost to represent fair value. The customer list intangible asset related to our European operations will be amortized over 10 years and is based on a valuation model prepared by an independent valuation firm. The purchase price allocation is a preliminary estimate which is expected to be finalized by year-end.

Costs increased compared to Norbord’s pre-acquisition levels due to increased raw material costs. Resin costs were negatively impacted in a similar manner as in North America.

Business Outlook

Markets

The most significant uses for our lumber and OSB products are residential construction, repair and remodelling, and industrial applications. Low mortgage rates, low volumes of homes available for resale, and favourable demographics appear to have positively influenced the demand for new housing in both Canada and the U.S. Also, the acceptance by companies of remote working is a new driver of demand for new homes. Economists are forecasting U.S. housing starts for 2021 to be approximately 1.5 million units, an increase of nearly 9% over 2020. An aging housing stock and increased repair and renovation spending should continue to drive strong lumber, plywood and OSB demand. However, it is uncertain if the resurgence of COVID-19 or the spread of variants will negatively impact demand.

Canadian lumber exports to Asia may be impacted by competition from suppliers in other countries and current North American pricing will continue to impact export markets.

The demand for our European products is expected to continue to be robust as demand for OSB as an alternative to plywood in Europe continues to grow.

Our BCTMP and NBSK pulp is primarily used in printing and writing paper, boxboard and tissue applications. Pulp markets are improving with the strong demand in China and increasing boxboard and tissue production in North America and Europe.

Softwood lumber dispute

Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April of 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. This increase may not be solely for the benefit of Canadian producers and could, in turn, cause the price of SYP lumber to rise, but SYP would not be subject to the duty. Regardless of the commodity price, export duties on SPF shipments to the U.S. remain a cost to our Company to the extent we cannot pass on the cost through increased selling prices. We expect the USDOC to publish the preliminary rates for AR2 in the second quarter of 2021, and they began AR3 in April of 2021.

Operations

We expect lumber production in 2021 to improve moderately from 2020 levels as we recapture production lost due to temporary COVID-19-related curtailments in the first half of 2020 and continue to realize the benefits of capital investments over the past several years. As a result, we expect SPF production to be approximately 3.3 billion board feet in 2021. In the U.S. South, we expect 2021 lumber production to be approximately 3.0 billion board feet. Anticipated production levels assume continued strong demand, availability of sufficient logs within our economic return criteria, and no further temporary curtailments. Our operations and results could be negatively affected by the availability of labour due to the continuing impacts of COVID-19, adverse weather conditions in our operating areas, intense competition for logs in the B.C. Interior, and elevated stumpage fees. On January 1, 2021, stumpage rates increased in B.C. due to the market-based adjustments related to lumber costs. We expect a further increase in B.C. stumpage rates in July of 2021. In Alberta, stumpage rates will remain elevated as long as SPF lumber prices are high, as they are closely linked to the price of lumber and respond rapidly to changes in lumber prices. We expect the SYP log cost to moderate in the second quarter after weather-related increases in the first quarter of 2021.

Our SPF lumber typically experiences transportation challenges in the first quarter due to winter conditions and railcar shortages, resulting in production exceeding shipment volumes. The transportation issues are usually corrected in the second quarter, and shipment volumes usually catch up to production.

Our OSB and plywood operations are expected to continue to operate close to capacity in our NA EWP segment, subject to required maintenance shutdowns at our OSB facilities. Fibre costs for our B.C., Alberta, and Ontario panel mills are expected to remain elevated as long as plywood and OSB prices are high. Resin costs for the OSB business may remain high for the remainder of the year due to high resin raw material input costs and supply disruptions.

A strengthening Canadian dollar and stresses across the Company’s supply chain, owing in part to a strong global economic recovery, are also expected to contribute to inflationary pressures on our input costs in the coming quarters.

Our Cariboo NBSK mill major maintenance shutdown is expected to occur in the second quarter and our Hinton NBSK mill maintenance shutdown is expected to occur in the third quarter of 2021. Although we have put in place appropriate measures for employee and community safety relating to COVID-19 during the shutdown, there remains a risk that we could experience work stoppages if there are cases detected. We expect a slight improvement in 2021 pulp production levels compared to 2020 of approximately 40,000 tonnes.

Strategic capital investments

Progress on our new lumber manufacturing complex in Dudley, Georgia, remains on track with management’s initial expectations. Substantial portions of the new mill are being commissioned and are ramping up, with the new site expected to be fully operational by the end of the second quarter of 2021. Operations at the legacy site will be wound down by the end of the second quarter. When completed and fully ramped up, annual production capacity at the site will increase by 170 million board feet to 270 million board feet, which is expected to be achieved over the next several years.

Our OSB mill in Chambord, Quebec, has completed commissioning and panels are now being produced and shipped to customers. The Chambord mill has started the ramp-up towards its stated annual production capacity of 550 million square feet (3/8-inch basis), which typically takes 18-24 months.

With the milestones achieved at the Dudley and Chambord mills the Company is also pleased to announce that we will be moving forward with approximately $180 million of additional capital projects, identified under West Fraser’s strategic capital program. Work on the identified projects will begin the second half of 2021 and continue through 2023. This investment program will support safety, cost improvements and strategic growth initiatives as we continue our focus on capital execution and operational excellence. The average project payback period for this strategic capital program is expected to be three-to-four years. The addition of these new capital projects will largely offset lengthening lead times on projects currently underway and as such we are reiterating our capital expenditure target of approximately $450 million for 2021.

In the Lumber segment we expect to invest approximately $150 million at five of our U.S. South lumber mills under the strategic capital program. Investments at the target mills will expand capacity, increase the mix of higher-margin 2x4s and reduce fixed and variable production costs.

In the North America EWP segment we expect to invest approximately $30 million at two of our OSB mills. Investments at the target mills will reduce fixed and variable manufacturing costs and improve mill productivity.

Norbord Integration

The integration of the Norbord business is in the early stages and is a Company focus. We remain on track to achieve targeted annual synergies of $61 million over the next 18-24 months.

Cash Flows

We are anticipating levels of operating cash flows and available liquidity to support approximately $450 million of capital spending in 2021 and continue to support dividend and debt payment obligations. We have paid a dividend every quarter since we became a public company in 1986. We will continue to invest in high-return capital projects and consider share repurchases with excess cash if we are satisfied that this will enhance shareholder value and not compromise our financial flexibility.

We expect to maintain our investment-grade credit rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise. On April 6, 2021, we announced the redemption of the 2027 Notes. On May 6, 2021, we funded the redemption using cash on hand, following which the 2027 Notes will no longer be outstanding.

On May 6, 2021, we elected to redeem all of Norbord’s outstanding 2023 Notes on June 7, 2021. Approximately $314 million of 2023 Notes are presently outstanding following the repurchase of approximately $1 million of 2023 Notes under the change of control offer required under the relevant note indentures in connection with the acquisition of Norbord. The section below titled “Capital Structure and Liquidity” includes details on the Norbord senior notes. The impact on our interest expense and our debt repayment schedule is shown in the table “Contractual Obligations” below.

We are authorized under our NCIB, which expires in February of 2022, to purchase up to 6,044,000 Common shares of the Company, representing approximately 5% of the Company’s issued and outstanding Common shares.

Estimated Earnings Sensitivity to Key Variables1

(based on annual shipment volumes - $ millions)
Factor	Variation	Change in pre-tax earnings
Lumber price	$10 (per Mfbm)	55
NA OSB price	$10 (per Msf)	52
Europe OSB price	£10 (per Msf)	15
Plywood price	$10 (per Msf)	7
NBSK price	$10 (per tonne)	4
BCTMP price	$10 (per tonne)	6
Canadian - US$ exchange rate[2]	$0.01 (per CAD)	18

1.	Each sensitivity has been calculated on the basis that all other variables remain constant and is based on changes in our realized sales prices.
2.	Represents the impact on USD equivalent of net CAD revenues and expenses for the initial $0.01 change. Additional changes are substantially, but not exactly, linear.

Capital Structure and Liquidity

Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Changes to Long-term Debt and Operating Facilities

On February 1, 2021, concurrent with the closing of the Acquisition, we completed various administrative amendments to our $676 million (CAD$850 million) committed revolving credit facility and our $200 million term loan to facilitate the Acquisition. We replaced our CAD$150 million committed revolving credit facility with a $450 million committed revolving credit facility due 2024 on substantially the same terms.

Norbord’s accounts receivable securitization facility and secured revolving credit facilities were terminated at closing and the security related to all of Norbord’s debt was discharged as of February 1, 2021. Norbord’s $315 million 2023 Notes and $350 million 2027 Notes have been consolidated on our balance sheet at fair value as of the date of the Acquisition. On March 2, 2021, we made a mandatory change of control offer for 2023 Notes and 2027 Notes, which expired on April 1, 2021. As a result of the change of control offer, $1 million of the 2023 Notes and $1 million of the 2027 Notes were redeemed and were repaid in the second quarter of 2021. On April 6, 2021, we elected to redeem the remaining 2027 Notes, which redemption occurred on May 6, 2021. On May 6, 2021, we elected to redeem all of Norbord’s outstanding 2023 Notes on June 7, 2021. After the completion of the redemption of the 2023 Notes and the 2027 notes, the principal value of long-term debt will be reduced by $665 million from the date of the Acquisition.

Operating Facilities

On March 31, 2021, our operating facilities consisted of a $676 million (CAD$850 million) committed revolving credit facility, a $450 million committed revolving facility, a $25 million demand line of credit dedicated to our U.S. operations, and a $6 million (CAD$8 million) demand line of credit dedicated to our jointly-owned newsprint operation. On March 31, 2021, the revolving facilities were undrawn.

We also have credit facilities totalling $111 million dedicated to the issuance of letters of credit, of which $96 million (CAD$120 million) is committed to our Canadian operations. On March 31, 2021, our letter of credit facilities supported $56 million of open letters of credit.

Available liquidity on March 31, 2021, was $2,551 million. Available liquidity includes cash and short-term investments, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the $6 million (CAD$8 million) demand line of credit dedicated to our 50%-owned newsprint operation.

All debt is unsecured except the $6 million (CAD$8 million) joint newsprint operation demand line of credit, which is secured by that joint operation’s current assets.

Material Long-term Debt

In October 2014, we issued $300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time as provided in the indenture governing the notes.

In August 2017, we were advanced a $200 million 5-year term loan that, with the July 2019 extension, matures on August 25, 2024. Interest is payable at floating rates based on Base Rate Advances or LIBOR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.

On March 9, 2020, we extended the duration of our interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August of 2024.

On April 15, 2020, we entered into additional interest rate swaps for a total notional amount of $100 million. We pay a combined fixed interest rate of 0.51% under the agreements and receive a floating interest rate equal to a 3-month LIBOR.

On February 1, 2021, we assumed Norbord’s 2023 Notes and 2027 Notes as part of the Acquisition. The details are described above under the title “Changes to Long-term Debt and Operating Facilities”.

Equity

Our outstanding Common share equity consists of 119,304,705 Common shares and 2,281,478 Class B Common shares for a total of 121,586,183 shares issued and outstanding as of May 5, 2021.

Our Class B Common shares are equal in all respects to our Common shares, including the right to dividends and the right to vote, and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the TSX and NYSE, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

Concurrent with the Acquisition, the Common shares of West Fraser commenced trading on the NYSE on February 1, 2021, under the symbol WFG. The trading symbol for the Common shares on the TSX was also changed to WFG on February 1, 2021.

Share Repurchase Program

On February 17, 2021, we renewed our NCIB allowing us to acquire an additional 6,044,000 Common shares for cancellation until the expiry of the bid on February 16, 2022. The following table shows our purchases under two NCIB programs.

Share Repurchases

(number of common shares and price per share)
NCIB period	Common Shares	Average Price in CAD	Average Price in USD
September 19, 2019 to September 18, 2020	—	—	—
February 17, 2021 to March 31, 2021	1,560,919	$82.86	$65.28
April 1, 2021 to May 5, 2021	145,058	$97.16	$77.50

Share Options

As of May 5, 2021, there were 2,064,404 share purchase options outstanding with exercise prices ranging from CAD$92.79 to CAD$23.68 per Common share. This includes the assumption of Norbord’s outstanding share purchase options, after applying the Exchange Ratio.

Defined Benefit Pension Plans

The funded position of our defined benefit pension plans and other retirement benefit plans is estimated at the end of each period. As shown in Note 8 to our Financial Statements, the funded position is determined by subtracting the value of the plan assets from the plan obligations. We recorded in other comprehensive earnings an after-tax actuarial gain of $89 million during the quarter compared to $25 million in the previous quarter and $67 million in the first quarter of 2020. The current quarter gain reflects the increase in the discount rate used to calculate plan liabilities, partially offset by negative returns on plan assets.

Summary of Financial Position

($ millions, except as otherwise indicated)
	Q1-21	Q4-20	Q1-20
Cash and short-term investments	1,400	461	66
Current assets	3,245	1,336	1,058
Current liabilities	1,450	528	827
Ratio of current assets to current liabilities	2.2	2.5	1.3

Available liquidity[1]	2,551	1,272	207
Total debt to total capital[1]	11%	19%	36%
Net debt to total capital[1]	(2)%	2%	33%

1.	Non-IFRS measure. See “Non-IFRS Measures”.

Debt Ratings

West Fraser is considered investment grade by three leading rating agencies. The ratings in the table below are as of May 6, 2021.

Agency	Rating	Outlook
Dominion Bond Rating Service	BBB(low)	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Stable

These ratings are not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.

Cash Flow

Our cash requirements are primarily for operating purposes, interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these requirements.

Cash Flow Statement

($ millions—cash provided by (used in))
	Q1-21	Q4-20	Q1-20
Operating Activities
Earnings	665	282	9
Amortization	122	54	52
Finance expense	13	(3)	12
Foreign exchange (gain) loss	6	7	(10)
Export duty deposits	8	(90)	(6)
Post-retirement expense	25	20	19
Contributions to post-retirement plans	(13)	(20)	(10)
Income tax provision (recovery)	205	103	(3)
Income taxes received (paid)	(246)	(34)	(1)
Reforestation and decommissioning obligations	13	6	18
Other	(13)	(4)	4
Changes in accounts receivable	(172)	41	(49)
Changes in inventories	(221)	(51)	(145)
Changes in prepaid expenses	(4)	1	(3)
Changes in payables and accrued liabilities	74	(36)	22

	462	276	(91)

Financing Activities
Debt and operating loans	(2)	—	219
Financing fees paid	(3)	—	—
Financing expense paid	(3)	(9)	(7)
Repurchases of Common shares	(93)	—	—
Dividends paid	(11)	(11)	(10)
Other	3	—	—

	(109)	(20)	202

Investing Activities
Acquired cash and short-term investments	642	—	—
Additions to capital assets	(62)	(45)	(45)
Government assistance	3	2	—
Other	(1)	1	4

	582	(42)	(41)

Change in cash	935	214	70

The Acquisition was a non-cash share consideration transaction and therefore only the acquired cash is included in the above cash flow. Changes in Norbord’s cash position incurred subsequent to February 1, 2021 are incorporated into our cash flow results and are contributing to some of the swings.

Operating Activities

The table above shows the main components of cash flows used for or provided by operating activities for each comparative period. The significant factors affecting the comparison were improved earnings, changes in export duty deposits, accounts receivable, log and lumber inventory, and accounts payable, and income tax payments.

Accounts receivable increased primarily due to increased pricing for most of our products. Fourth quarter duty deposits were impacted by the AR1 duty rate recovery of $95 million that was recorded when the rate was finalized.

SPF and SYP lumber inventory increased due to shipping delays from the seasonal railcar shortages in Canada and a period of extreme winter conditions in the U.S. South which interrupted both production and activity in the supply chain. In addition, SPF lumber had increased raw material input costs related to increased stumpage rates.

Log inventory in the northern regions of North America is built up in the first quarter to sustain SPF lumber and EWP operations during the second quarter when logging is curtailed due to wet and inaccessible land conditions. Our operations typically consume this log inventory in the spring and summer months.

Accounts payable increased due in part to higher accruals for stumpage fees and equity-based compensation. It was also impacted by the restart of the share repurchase program which is paid a week in arrears and for the increase in volume of dividend declared but unpaid at the end of the quarter.

Income tax payments were $246 million in the quarter, comprised of $206 million on account of Canadian 2020 taxable income and the balance reflecting high taxable earnings estimates for both Canada and the U.S. As minimum income tax instalments for Canada are based on prior year’s earnings, a significant income tax payable has accumulated in respect of 2021 results to date.

Financing Activities

We returned $104 million to our shareholders through dividend payments and Common shares repurchased under our NCIB program.

Investing Activities

The Acquisition was a non-cash share consideration transaction and therefore only the acquired cash is included in investing activities.

Capital additions were $34 million for our Lumber segment, $20 million for our NA EWP segment, $4 million for our Pulp & Paper segment, and $4 million for our Europe EWP segment.

Contractual Obligations

Changes in Debt Obligations

On February 1, 2021, we assumed Norbord’s 2023 Notes and 2027 Notes as part of the Acquisition. The details are described above under the title “Changes to Long-term Debt and Operating Facilities”.

Updated Contractual Obligations

Contractual obligations mean an agreement related to debt, enforceable agreements to purchase goods or services on specified terms, but does not include payroll obligations, reforestation and decommissioning obligations, energy purchases under various agreements, non-defined benefit post-retirement contributions payable, equity-based compensation including equity hedges, accounts payable in the ordinary course of business or contingent amounts payable.

Contractual Obligations

(at March 31, 2021, in $ millions)
	2021[4]	2022	2023	2024	Thereafter	Total
Long-term debt[1]	665	—	1	500	—	1,166
Interest on long-term debt[2]	83	16	15	12	—	126
Lease obligations	8	8	4	1	5	26
Contributions to defined benefit pension plans[3]	28	51	57	—	—	136
Asset purchase commitments	103	—	—	—	—	103

Total	887	75	77	513	5	1,557

1.

Includes the principal amount of the Norbord 2023 Notes and 2027 Notes but not the purchase price fair value bump. The repayment of the 2027 Notes and 2023 Notes and the early repayment premium are expected to occur on May 6, 2021 and June 7, 2021, respectively.

2.

Includes our estimated $68 million of interest and early redemption penalty on the 2027 Notes and 2023 Notes, and excludes the purchase price fair value adjustment, as the latter is not cash. The early redemption penalty is not finalized until three days before the redemption so the estimate for the 2023 Notes may change.

3.	Contributions to the defined benefit pension plans are based on the most recent actuarial valuation. Future contributions will be determined at the next actuarial valuation date.
4.	Contractual obligations for the nine months remaining in 2021.

Significant Management Judgments Affecting Financial Results

For a review of significant management judgments affecting financial results and critical accounting estimates, see the 2020 annual MD&A, which is included in our 2020 Annual Report and Note 2 and 3 of our Financial Statements.

Controls and Procedures

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to our Company is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Vice-President, Finance and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal Control over Financial Reporting

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

Limitations on Scope of Design

In accordance with the provisions of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, management, including the CEO and CFO, have limited the scope of their design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Norbord which was acquired on February 1, 2021.

Norbord’s contribution to our consolidated financial statements for the quarter ended March 31, 2021 was approximately 30% of consolidated sales and approximately 24% of consolidated earnings. Additionally, Norbord’s current assets and current liabilities were approximately 42% and 55% of consolidated current assets and current liabilities, respectively, and its long term assets and long term liabilities were approximately 59% and 43% of consolidated non-current assets and non-current liabilities, respectively.

Change in Internal Control over Financial Reporting

There has been no change in the design of our internal control over financial reporting during the three months ended March 31, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties. Risks and uncertainties are included in our 2020 annual MD&A, in our 2020 Annual Report, as well as in our public filings with securities regulatory authorities, including those set out in our Base Shelf Prospectus under the heading “Risk Factors”.

Forward-Looking Statements

This MD&A contains historical information, descriptions of current circumstances, and statements about potential future developments and anticipated financial results. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader, but their accuracy depends on a number of assumptions and are subject to various risks and uncertainties. These forward-looking statements constitute “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are included under the headings:

•	“Our Business and Strategy” (exchange rate fluctuations as a source of earnings volatility, our goals to reinvest, return to shareholders, achieve, maintain or improve our low-cost position);

•	“Norbord Acquisition” (finalization of the purchase price allocation);

•

“Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute” (administrative review commencement, estimated duty rates and proceedings related to final duty rates for AR2, AR3 and AR4);

•	“NA EWG Segment” (finalization of the purchase price allocation);

•	“Europe EWG Segment” (finalization of the purchase price allocation);

•

“Business Outlook” (forecasted U.S. housing starts, market conditions and product demand, softwood lumber dispute proceedings, production levels, fibre costs, transportation improvements, maintenance shutdowns at Cariboo and Hinton mills, preliminary duty rates for AR2, inflationary pressures, progress at Dudley and Chambord projects, expected synergies from the Acquisition and estimated completion, liquidity, cash flows, capital spending in 2021 and the related payback and expected completion, maintenance of debt ratings);

•	“Estimated Earnings Sensitivity to Key Variables” (impact of changes in price and foreign exchange rate);

•	“Cash Flow - Operating Activities” (log consumption); and

•	“Contractual Obligations” (redemption price for 2023 Notes, purchase commitments).

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	assumptions in connection with the economic and financial conditions in the U.S., Canada, Europe and globally and consequential demand for our products;

•	risks inherent to product concentration and cyclicality;

•	effects of competition and product pricing pressures;

•	effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards;

•	availability of transportation services, including truck and rail services, and port facilities;

•	various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees;

•	risks inherent to customer dependence;

•	impact of future cross border trade rulings or agreements;

•	implementation of important strategic initiatives and identification, completion and integration of acquisitions;

•	impact of changes to, or non-compliance with, environmental or other regulations;

•	the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;

•	government restrictions, standards or regulations intended to reduce greenhouse gas emissions;

•	changes in government policy and regulation;

•	impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;

•	ability to implement new or upgraded information technology infrastructure;

•	impact of information technology service disruptions or failures;

•	impact of any product liability claims in excess of insurance coverage;

•	risks inherent to a capital intensive industry;

•	impact of future outcomes of tax exposures;

•	potential future changes in tax laws, including tax rates;

•	effects of currency exposures and exchange rate fluctuations;

•	future operating costs;

•	availability of financing, bank lines, securitization programs and/or other means of liquidity;

•	integration of the Norbord business; and

•	other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors, including those matters described under the title “Risks and Uncertainties” in our 2020 Annual MD&A and the “Risk Factors” of our Base Shelf Prospectus, and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities, including those set out in the Company’s final Short Form Base Shelf Prospectus dated April 12, 2021. Accordingly, readers should exercise caution in relying upon forward-looking statements, and we undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Additional Information

Additional information on West Fraser, including our Annual Information Form and other documents, publicly filed, is available on the Company’s website at www.westfraser.com, the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the U.S. Securities and Exchange Commission website at www.sec.gov/edgar.shtml.

Non-IFRS Measures

Throughout this MD&A, reference is made to Adjusted EBITDA, available liquidity, and total and net debt to total capital ratio (collectively “these Non-IFRS measures”). We believe that, in addition to earnings, these Non-IFRS measures are useful performance indicators for investors with regard to operating and financial performance. These Non-IFRS measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of these Non-IFRS measures should be considered as an alternative to earnings, or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-IFRS measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-IFRS measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.

Adjusted EBITDA

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: tax provision or recovery, other, finance expense, equity-based compensation, restructuring and impairment charges, and amortization.

The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measures. Effective January 1, 2021, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA.

Quarterly Adjusted EBITDA

($ millions)
	Q1-21	Q4-20	Q1-20
Earnings	665	282	9
Tax provision (recovery)	205	103	(3)
Other	(4)	13	(9)
Finance expense, net	13	(3)	12
Equity-based compensation	7	4	7
Amortization	122	54	52

Adjusted EBITDA	1,008	453	68

Quarterly Adjusted EBITDA by segment

($ millions)
Q1-21	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	609	298	1	(6)	(32)	870
Other	(7)	—	(1)	—	4	(4)
Finance expense, net	5	1	2	—	5	13
Equity-based compensation	—	—	—	—	7	7
Amortization	39	54	9	17	3	122

Adjusted EBITDA by Segment	646	353	11	11	(13)	1,008

Q4-20	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	383	42	(33)	(7)	385
Other	8	1	3	1	13
Finance expense, net	(6)	1	2	—	(3)
Equity-based compensation	—	—	—	4	4
Amortization	40	4	8	2	54

Adjusted EBITDA by segment	425	48	(20)	—	453

Q1-20	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	17	2	1	(14)	6
Other	(12)	—	(3)	6	(9)
Finance expense, net	9	1	2	—	12
Equity-based compensation	—	—	—	7	7
Amortization	39	3	8	2	52

Adjusted EBITDA by segment	53	6	8	1	68

Available Liquidity

The following table reconciles Available liquidity to the most directly comparable IFRS measures.

Available Liquidity

($ millions)
	Q1-21	Q4-20	Q1-20
Available liquidity
Cash and short-term investments	1,400	461	66
Operating lines available (excluding newsprint operation)[1]	1,151	811	624

	2,551	1,272	690
Borrowings on operating lines	—	—	(483)

Available liquidity	2,551	1,272	207

1.

Excludes $6 million (CAD$8 million) demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it. Operating lines available include a CAD$850 million demand line of credit (Q4-20 included an additional CAD$150 million) translated at the balance sheet date foreign exchange rate.

Total and net debt to total capital ratio

The following table reconciles total and net debt to total capital ratio to the most directly comparable IFRS measures.

Total and net debt to total capital ratio

($ millions)
	Q1-21	Q4-20	Q1-20
Debt
Operating loans	—	—	483
Current and long-term lease obligation	19	6	8
Current and long-term debt	1,217	509	510
Interest rate swaps[1]	4	6	6
Open letters of credit[1]	56	50	43

Total debt	1,296	571	1,050
Cash and short-term investments	(1,400)	(461)	(66)
Open letters of credit[1]	(56)	(50)	(43)
Interest rate swaps[1]	(4)	(6)	(6)

Net Debt	(164)	54	935
Shareholders’ equity	6,614	2,478	1,853

Total debt to capital[2]	16%	19%	36%
Net debt to total capital[2]	(3)%	2%	33%

1.	Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
2.	Total capital is total debt or net debt plus shareholders’ equity.